Mail Stop 7010

                                                January 20, 2006



Mr. Timothy Wadhams
Masco Corporation
21991 Van Born Road
Taylor, Michigan 48180


	RE:	Masco Corporation
      Form 10-K for the year ended December 31, 2004
		Filed March 16, 2005
      File No. 1-5794

Dear Mr. Wadhams:

      We have reviewed your response letter dated January 12, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2004

MD&A- Critical Accounting Policies, page 11
1. We note that your responses to our prior comments one and two includes proposed disclosures in which you reference "external valuation specialists." Please either identify these experts or delete your references to them. We remind you that if you identify and refer to experts, you must include their consent.

Note L. Long-Term Debt, page 49
2. We note your response to our prior comment five. In order for us to fully understand the terms of your convertible debt and assess your accounting model, we have the following additional comments:
* We note your disclosure in your Form 10-K that the Notes become convertible if your credit rating is reduced to below investment grade or if you take certain actions. Please tell us what the conversion formula for the Notes would be in these circumstances. In addition, please tell us what events qualify as "certain actions."
* We also understand that your Notes include provisions for possible contingent interest payments. Please tell us what events would require such payments.
* Tell us what consideration you have given to these features of your
Notes in your evaluation of whether the conversion option is an embedded derivative which should be bifurcated.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-
3747,
or in her absence, to me at (202) 551-3689.


							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant


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Mr. Timothy Wadhams
Masco Corporation
January 20, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE